Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

24 February 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp. Andrew M Knox
Public Officer

Enc.

3/9

Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Drilling Update

Indonesia

- **Jeruk-3 Deviated Appraisal Well**

At 5.00 pm on Thursday 23 February, Jeruk-3 operations were, drilling $17^1/_2$ inch hole at 3322 metres measured depth. A 16 inch liner has been set to 1691 metres measured depth.

The planned total depth of the well is 5512 metres measured depth.

Economic interests in the well are expected to be as follows:

Santos Sampang Pty Ltd	40.5% (Operator)
Medco Strait Services*	22.5%
Singapore Petroleum Sampang Pte Ltd	19.64%
PT Petrogas Oyong Jatim+	10%
Cue Sampang Pty Ltd	7.36%

*pursuant to an agreement with Singapore Petroleum and Cue
+subject to finalization of legal documentation

Papua New Guinea

- **SE Gobe-12 Deviated Development Well**

On Friday morning 24 February, the well was at a depth of 957 metres (measured and vertical depth) and was preparing to drill ahead after setting $13^3/_8$ inch casing in the upper Ieru Formation.

The planned total depth of the well is 2420 metres measured depth (2215 metres vertical depth).

Participants in the SE Gobe unit are:

AGL Gas Developments (PNG) Pty Limited	27.35%
Oil Search (PNG) Limited	25.55% (Operator)
Southern Highlands Petroleum Co Ltd	23.69%
Barracuda Limited (Santos)	9.39%
Ampolex (Highlands) Limited	5.95%
Cue PNG Oil Company Pty Ltd	3.29%
Merlin Petroleum Company Limited	2.78%
Petroleum Resources Gobe Limited	2.00%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin

Chief Financial Officer

24 February 2006